EXECUTION COPY

Exhibit 7

GBC BANCORP,

CATHAY BANCORP, INC.

and

BNY WESTERN TRUST COMPANY, Trustee

SUPPLEMENTAL INDENTURE

Dated as of October 13, 2003

TO INDENTURE

Dated as of July 30, 1997

$40,000,000

8.375% Subordinated Notes due 2007

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE dated as of October 13, 2003 (“Supplemental Indenture”) among GBC Bancorp, a California corporation (the “Company”), Cathay Bancorp, Inc., a Delaware corporation (“Cathay Bancorp”), and BNY Western Trust Company, as Trustee (the “Trustee”).

WHEREAS, pursuant to the Indenture dated as of July 30, 1997 (the “Indenture”) between the Company and Trustee, the Company issued $40,000,000 aggregate principal amount of 8.375% Subordinated Notes due 2007 (the “Notes”); and

WHEREAS, pursuant to the Merger Agreement by and among General Bank, the Company, Cathay Bank and Cathay Bancorp dated as of May 6, 2003 (the “Merger Agreement”), the Company has agreed, among other things, to merge with and into Cathay Bancorp (the “Merger”), with Cathay Bancorp being the surviving corporation; and

WHEREAS, Section 801 of the Indenture provides, among other things, that the Company shall not merge into any other corporation unless the surviving corporation is a corporation organized and validly existing under the laws of the United States of America, any State thereof or District of Columbia and such surviving corporation shall expressly assume, by supplemental indenture executed and delivered to Trustee, the due and punctual payment of the principal and interest on all of the Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed; and

WHEREAS, pursuant to Section 801 of the Indenture, Cathay Bancorp agrees to expressly assume the due and punctual payment of the principal interest on all of the Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed; and

WHEREAS, Section 901 of the Indenture provides that the Company and Trustee may supplement the Indenture without notice to or consent of any Holder to, among other things, evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company contained in the Indenture; and

WHEREAS, the Company and Cathay Bancorp have complied with all conditions precedent provided for in the Indenture relating to this Supplemental Indenture; and

WHEREAS, the Board of Directors of the Company and Cathay Bancorp have approved the Supplemental Indenture;

NOW, THEREFORE, each party hereto agrees as follows for the benefit of each other party and for the equal and ratable benefit of the Holders of the Notes:

1. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture.

2. Assumption. Cathay Bancorp hereby expressly assumes the due and punctual payment of the principal and interest on all the Notes and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed.

3. References. All references to “the Company” in the Indenture are hereby deleted and replaced with references to “Cathay Bancorp.”

4. Effectiveness of Supplemental Indenture. This Supplemental Indenture shall be effective as of the effective time of the Merger as set forth in the Merger Agreement (the “Effective Time”). In the event the Merger Agreement shall be terminated in accordance with Article VII of the Merger Agreement, this Supplemental Indenture shall be null and void and without effect.

5. Trustee’s Acceptance. The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions as set forth in the Indenture.

6. Indenture Remains in Full Force and Effect. Except as supplemented or amended hereby, all provisions in the Indenture shall remain in full force and effect.

7. Incorporation of Indenture. All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

8. Address of Cathay Bancorp for Notices. Any request, demand authorization direction, notice, consent, waiver or Act of Holders or other document provided or permitted by the Indenture and this Supplemental Indenture to be made upon, given or furnished to, or filed with, Cathay Bancorp by the Trustee or by any Holders shall be sufficient for every purpose hereunder (unless otherwise expressly provided in the Indenture) if in writing delivered in person, by first-class postage prepaid mail or overnight courier guaranteeing next day delivery or be facsimile (with receipt acknowledged), to Cathay Bancorp, Inc., 777 North Broadway, Los Angeles, California 90012, facsimile number (213) 617-0981; Attention: Chief Financial Officer.

9. Headings. The headings of the sections of this Supplemental Indenture are inserted for convenience of reference and shall not be deemed to be a part thereof.

10. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

11. Confirmation and Preservation of Indenture. The Indenture as supplemented and amended by this Supplemental Indenture is in all respects confirmed and preserved.

12. Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

13. Successors. All covenants and agreements in this Supplemental Indenture by the Company and Cathay Bancorp shall be binding upon and inure to the benefit of their respective successors. All covenants and agreements in this Supplemental Indenture by the Trustee shall be binding upon and inure to the benefit of its successors.

14. Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

15. Benefits of Supplemental Indenture. Nothing in this Supplemental Indenture, the Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders, any benefit of any legal or equitable right, remedy or claim under this Supplemental Indenture, the Indenture or the Notes.

16. Governing Law. This Supplemental Indenture shall be deemed to be a contract made under the laws of the state of California, and for all purposes shall be construed in accordance with the laws of the state of California.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

COMPANY: GBC BANCORP

By:	/s/ Peter Wu

Name:	Peter Wu
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Title:	Chairman, President and Chief Executive
Officer

CATHAY BANCORP: CATHAY BANCORP, INC.

By:	/s/ Heng W. Chen

Name:	Heng W. Chen
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Title:	Executive Vice President and Chief Financial
Officer

TRUSTEE: BNY WESTERN TRUST COMPANY

By:	/s/ David A. Oeser

Name:	David A. Oeser
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Title:	Assistant Vice President